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Shareholders listed in Schedule 1.2
(as the Sellers)

and

EXFO Finland Ltd
(as the Purchaser)

___________________________________

Share Purchase Agreement

for the sale and purchase of

the shares and options in

NETHAWK PLC

___________________________________

12 March 2010

BIRD & BIRD

EXECUTION COPY	Legally Privileged & Confidential

INDEX OF CONTENTS

1.           PARTIES
2.           PREAMBLE AND BACKGROUND
3.           DEFINITIONS
4.           SALE AND PURCHASE
5.           PURCHASE PRICE AND PAYMENT
5.1         Base Purchase Price
5.2         Contingent Purchase Price
5.2.1         2011 Contingent Payment
5.2.2         2012 Contingent Payment
5.2.3         Determination of the Total NOTE 2 Sales
5.2.4         Conduct of the NOTE 2 Business after the Closing
5.2.5         Sellers’ access to information
5.3         Payment Terms
5.3.1         Closing Payments
5.3.2         Payment of the Contingent Purchase Prices
5.4         Escrow
5.5         Set off
6.           TRANSFER OF TITLE
7.           CLOSING
7.1         Closing Date
7.2         Closing deliveries
8.           SELLERS’ WARRANTIES
9.           PURCHASER’S WARRANTIES
10.         LIABILITY AND LIMITATION OF SELLERS’ LIABILITY
10.1       Liability of the Sellers
10.2       Limitation of Sellers’ Liability
11.         THIRD PARTY CLAIMS
12.         LIABILITY OF PURCHASER
13.         SPECIFIC COVENANTS
13.1       Restrictive covenants of certain Sellers
13.2       Obligation to change the Board and certain undertakings
13.3       Undertaking to the management
14.         CONFIDENTIALITY AND ANNOUNCEMENTS
15.         MISCELLANEOUS
15.1       Notices
15.2       Sellers’ Representative
15.3       General Undertaking
15.4       Schedules Incorporated
15.5       Headings
15.6       Assignment
15.7       Integration
15.8       No Waiver
15.9       Transfer Tax
15.10     Governing Law
15.11     Arbitration
15.12     Amendments
15.13     Provisions Severable
15.14     Counterparts of the Agreement

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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SCHEDULES

Schedule 1.2	Shareholders NOTES 1, 3 AND 4
Schedule 3.24	Data Room Index NOTES 1, 2, 3 AND 4
Schedule 3.30	Escrow Agreement NOTES 1 AND 2
Schedule 3.36	Business NOTES 1 AND 2
Schedule 3.39	Interim Management Accounts NOTES 1 AND 2
Schedule 3.42	Material Agreements NOTES 1, 2 AND 3
Schedule 3.43	NetHawk Group NOTES 1 AND 2
Schedule 3.51	Related Party Agreements NOTES 1, 2 AND 3
Schedule 5.1A	Total Purchase Price and bank accounts NOTES 1 AND 2
Schedule 5.1B	Deductable Payments NOTES 1 AND 2
Schedule 5.2.1	2011 Contingent Payment Calculation Example NOTES 1 AND 2
Schedule 5.2.2	2011 Contingent Payment Calculation Example NOTES 1 AND 2
Schedule 7.2(a)	Board decision NOTES 1 AND 2
Schedule 7.2(c)	Share Transfer Form NOTES 1, 2 AND 3
Schedule 7.2(d)	Option Transfer Form NOTES 1, 2 AND 3
Schedule 8A	Sellers’ Warranties NOTES 1, 2, 3 AND 4
Schedule 8B	Disclosure Letter NOTES 1, 2, 3 AND 4
Schedule 8C	Certain patents and patent applications NOTES 1 AND 2
Schedule 9	Purchaser’s Warranties NOTE 2
Schedule 13.1A	Sellers bound by non-competition and non-solicitation NOTES 1 AND 2
Schedule 13.1B	Permitted Business NOTES 1 AND 2
Schedule 13.2	Form of invitation to the annual shareholders’ meeting of the Company

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.
NOTE 4: Contains confidential employee related information.

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SHARE PURCHASE AGREEMENT

This share purchase agreement (“Agreement”) is entered into on this 12 day of March 2010 in Helsinki Finland by and among:

1.	PARTIES

1.1
EXFO Finland Ltd, a company duly incorporated and organised under the laws of Finland with business identity code 2321377-0, having its registered address at c/o Castrén & Snellman Oy, PL 233, 00131 Helsinki; and

1.2	Shareholders of NetHawk Plc listed in Schedule 1.2.

The party mentioned in Section 1.1 above is hereinafter referred to as the “Purchaser”.

The parties identified in Schedule 1.2 are hereinafter referred to together as the “Sellers” and each individually as the “Seller”.

The Sellers and the Purchaser are hereinafter referred to together as the “Parties” and each individually as the “Party” as the context may require.

2.	PREAMBLE AND BACKGROUND

WHEREAS the Sellers own NOTES 1 AND 2 shares and votes representing 90.97 percent of all the shares issued and outstanding calculated as of the Closing Date (“Shares”), and NOTES 1 AND 2 options (“Options”) in NetHawk Plc, a company incorporated and organised under the laws of Finland with business identity number 0631056-0 (“Company”). NOTES 1 AND 2

WHEREAS the Sellers wish to sell and the Purchaser wishes to purchase the Shares and the Options on the terms and subject to the conditions set out in this Agreement.

NOW, THEREFORE the Parties hereto, intended to be legally bound, agree as follows:

3.	DEFINITIONS

As used in this Agreement, unless expressly otherwise stated or evident in the context, the following terms shall have the following meaning, the singular (where appropriate) shall include the plural and vice versa and references to Schedules, Appendices and Sections shall mean Schedules, Appendices and Sections of this Agreement:

3.1	NOTE 2

3.2	NOTE 2

3.3	NOTE 2

3.4	NOTE 2

3.5	NOTE 2

3.6	NOTE 2

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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3.7
“Accounting Principles” shall mean the relevant laws and generally accepted accounting principles in each relevant jurisdiction as consistently applied by each NetHawk Group Company unless otherwise stated in the Accounts.

3.8
“Accounts” shall mean the statutory annual accounts of each individual NetHawk Group Company and the statutory consolidated annual accounts of NetHawk Group (the statutory consolidated annual accounts of NetHawk Group including consolidated balance sheet, consolidated profit and loss statement and any notes to the accounts) for the financial year 2009 NOTE 2, prepared by each respective NetHawk Group Company and, in case of the consolidated annual accounts, by the Company in accordance with the Accounting Principles and, to the extent required, audited by an external auditor by the applicable laws and regulations, and the consolidated annual accounts being audited by the Company’s external auditor.

3.9
 “Affiliate” shall mean, when used with a reference to any person or entity, another person or entity who, directly or indirectly through one or more intermediaries, either controls, is controlled by, or is under common control with such person or entity, provided, however, that the Company shall not for the purposes of this Agreement be considered an Affiliate of the Sellers.

3.10	“Agreement” shall mean this Share Purchase Agreement and the Schedules thereto.

3.11	NOTE 2

3.12	NOTE 2

3.13	NOTE 2

3.14	“Board” shall mean the board of directors of the Company.

3.15	“Business Day” shall mean a day on which the banks are open for normal business in Helsinki.

3.16	“Claim” shall mean any claim made against the Sellers in respect of any breach of the Sellers’ Warranties or any other provision of this Agreement.

3.17	“Closing” shall mean the completion of the sale and purchase of the Shares and the In the Money Options and the transfer of out-of-money options in accordance with Section 7.

3.18	“Closing Date” shall have the meaning set out in Section 7.1.

3.19	“Company” shall mean NetHawk Plc, a company incorporated and organised under the laws of Finland with business identity number 0631056-0.

3.20	“Computer Technology” shall mean all computer hardware or software used by the NetHawk Group Companies.

3.21
“Confidential Information” shall mean the terms and conditions of this Agreement and any and all technical, financial, and commercial information, whether in tangible or intangible form, regarding the NetHawk Group Companies, the Sellers or the Purchaser, which has been designated as confidential or which by their nature must be understood as being confidential.

3.22	NOTE 2

3.23	NOTE 2

3.24
“Disclosure Material” shall mean the information disclosed by the Sellers or the Company (or their advisors or representatives) in written documents (including the Disclosure Letter) to the Purchaser (or its advisors or representatives) in the data room (including any written form Q/A), in the management presentations, in the negotiations, in the emails sent to the Purchaser (or its advisors or representatives) and in this Agreement (including the Schedules). NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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3.25	NOTE 2

3.26	“Due Diligence Review” shall mean the due diligence review of the NetHawk Group Companies conducted by the Purchaser (and its advisors and representatives) as set out in this Agreement.

3.27	“Encumbrance” shall mean any charge (fixed or floating), pledge, mortgage, or other security interest securing an obligation.

3.28
“Escrow Account” shall mean a separate interest-bearing bank account, jointly opened by the Sellers for the purposes of each Seller depositing individually, and not jointly, NOTE 2 Purchase Price and NOTE 2 payable to the respective Seller, to secure the respective Seller’s individual obligations under this Agreement, as further set forth in the Escrow Agreement.

3.29	“Escrow Agent” shall mean Nordea Bank Finland Plc (Business Identity Code 1680235-8).

3.30	“Escrow Agreement” shall mean the escrow agreement to be entered into at the Closing between the Purchaser, the Sellers, Bird & Bird Attorneys Ltd and the Escrow Agent, NOTE 2

3.31	NOTE 2

3.32
“EXFO” shall mean EXFO Inc., a company duly incorporated and organised under the laws of Canada with business identity code 197586-2, having its registered office at 400 Godin Avenue, Quebec City, Province of Quebec, Canada, G1M 2N2, being the ultimate sole shareholder of the Purchaser and having undertaken irrevocably to guarantee all the liabilities and obligations of the Purchaser under this Agreement.

3.33	“EXFO Group” shall mean EXFO, the Purchaser and their Affiliates (including as of the Closing Date NetHawk Group Companies).

3.34	“Group IPR” shall mean Intellectual Property Rights owned or used by the NetHawk Group Companies.

3.35
“Group Products” shall mean all current products and service offerings, including all computer software, of each NetHawk Group Company that have been sold, licensed, distributed, or otherwise disposed of, as applicable, or any such current products and service offerings that any NetHawk Group Company intends to sell, license, distribute, or otherwise dispose of in the future.

3.36	NOTE 2

3.37	“Independent Auditor” shall have the meaning set out in Section 5.2.3.2.

3.38
“Intellectual Property Right” shall mean patents, utility models, designs, copyrights (including neighbouring rights), domain names, trademarks and trade names, and any other intellectual property rights (whether registered or not) and applications for any of the foregoing rights.

3.39	NOTE 2

3.40	NOTE 2

3.41	“Loss” shall mean any loss, expense and damage.

3.42	NOTE 2

3.43	“NetHawk Group” shall mean the Company as the parent company and its subsidiaries NOTES 1 AND 2

3.44	“NetHawk Group Companies” shall mean any and all companies belonging to the NetHawk Group. May be used also in singular form: NetHawk Group Company.

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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3.45	NOTE 2

3.46
“Ordinary Course of Business” shall mean the conduct of the business of each NetHawk Group Company being materially in consistency with past practices and in accordance with sound and prudent business practice taking into consideration the overall business environment, economic conditions and performance of each of the business unit and in compliance with all applicable mandatory laws and regulations.

3.47	“Party” shall have the meaning set out in Section 1 above.

3.48	”Purchaser” shall have the meaning set out in Section 1.1 above.

3.49	“Purchaser’s Warranties” shall mean the representations and warranties given by the Purchaser in Section 9.

3.50
“Registered IPR” shall mean any Intellectual Property Right that is subject to an application, certificate, filing, registration, or other document issued, filed with, or recorded by any government or other public legal authority in any jurisdiction.

3.51	NOTES 1, 2 AND 3

3.52	“Seller” shall have the meaning set out in Section 1.2 above.

3.53	NOTE 2

3.54
“Sellers’ Representative” shall mean the person defined in Section 15.1 who has irrevocable (subject to interpretation of Finnish law) powers and rights to represent all the Sellers under this Agreement.

3.55	“Sellers’ Warranties” shall mean the representations and warranties given by the Sellers in Section 8.

3.56
”Shares” shall mean NOTE 2 shares of the Company to be transferred by the Sellers to the Purchaser as contemplated herein, representing 90.97 percent of all the issued and outstanding shares of the Company.

3.57	“Share Transfer Form” shall mean the agreement referred to in Section 7.2(c).

3.58	“Signing” shall mean the signing of this Agreement.

3.59	“Signing Date” shall mean the date of the signing of this Agreement stated at the beginning of this Agreement.

3.60
”Third Party Claim” shall mean any claim by a third party (including authorities) against any of the NetHawk Group Companies or the Purchaser resulting in a potential breach of the Sellers’ Warranties.

3.61	“Total Base Purchase Price” shall have the meaning set out in Section 5.1.

3.62	NOTE 2

4.	SALE AND PURCHASE

With effect from the Closing, the Sellers shall sell and the Purchaser shall purchase the Shares and Options free from all Encumbrances and with all rights attached to them as at the Closing Date.

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.

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5.	PURCHASE PRICE AND PAYMENT

5.1	Base Purchase Price

The share purchase price is NOTE 2 payable in cash at the Closing (the "Base Share Purchase Price").

The option purchase price is NOTE 2, deducted by the exercise price of the respective Option, per Option payable in cash at the Closing (the “Base Option Purchase Price”). For the avoidance of doubt, the Base Option Purchase Price may not be negative.

NOTE 2

5.2	Contingent Purchase Price

In addition to the Base Share Purchase Price and the Base Option Purchase Price, an additional contingent purchase price NOTE 2 per Share and per In the Money Option based on the total sales NOTE 2

5.2.1	2011 Contingent Payment

NOTE 2

5.2.2	2012 Contingent Payment

NOTE 2

5.2.3	Determination of the Total NOTE 2 Sales

5.2.3.1	Contingent Payment Calculations

NOTE 2

5.2.3.2	Settlement of Disputes regarding Contingent Payment Calculation

NOTE 2

5.2.4	Conduct of the NOTE 2 Business after the Closing

NOTE 2

5.2.5	Sellers’ access to information

NOTE 2

5.3	Payment Terms

5.3.1	Closing Payments

NOTE 2

5.3.2	Payment of the Contingent Purchase Prices

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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5.4	Escrow

NOTE 2

5.5	Set off

The Purchaser is only entitled to use the right to set off in case (i) there is a breach of the Sellers’ Warranties and/or there are Losses incurred under Section 11 (Third Party Claims), and (ii) the Escrow Amount on the Escrow Account is not sufficient to cover these Losses (for the avoidance of doubt, in this case only to the extent the Losses exceed the Escrow Amount on the Escrow Account), and (iii) prerequisites for set-off under the Finnish law exist.

6.	TRANSFER OF TITLE

The full and unrestricted ownership and title to the Shares and the Options free from all Encumbrances shall pass from the Sellers to the Purchaser at the Closing against payment of the Base Share Purchase Price and Base Option Purchase Prices, respectively.

7.	CLOSING

7.1	Closing Date

The Signing and the Closing shall take place simultaneously on 12 March 2010 (“Closing Date”) NOTE 2 at the offices of Bird & Bird Attorneys Ltd. (address Mannerheimintie 8, Helsinki, Finland).

7.2	Closing deliveries

At the Closing the Sellers and the Purchaser shall procure, execute and deliver the completion matters as substantially specified below.

(a)
The Sellers shall deliver a certified copy of the decision of the Board taken immediately prior to the Closing in which the Board has given its consent to the effect that the Options and all other options in the Company can be sold and transferred to the Purchaser, NOTE 2;

(b)	the Sellers, the Purchaser, Bird & Bird Attorneys Ltd and the Escrow Agent shall execute the Escrow Agreement, NOTE 2;

(c)	the Sellers selling Shares and the Purchaser shall execute a Share Transfer Form, in the form set out in Schedule 7.2(c) attached hereto;

(d)	the Sellers selling Options and the Purchaser shall execute an Option Transfer Form, in the form set out in Schedule 7.2(d) attached hereto;

(e)	all of the Sellers shall transfer all of both the Shares and the Options NOTE 2 held by them to the Purchaser;

(f)	the Purchaser shall pay to the Sellers the Base Share Purchase Prices and Base Option Purchase Prices, deducted pro rata by the Escrow Amount NOTE 2;

(g)	the Purchaser shall procure that Evli Bank Plc pays the Escrow Amount into the Escrow Account;

(h)	NOTES 1, 2 AND 3;

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.

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(i)
each Seller shall procure that Evli Bank Plc instructs respective Seller’s account operator to promptly transfer the book-entries representing the Shares to be deposited in the book-entry account of the Purchaser;

(j)
the Purchaser shall procure that Evli Bank Plc pays the applicable transfer tax on the Shares and the Options and provides the Sellers’ Representative with a proof of the irrevocable payment of the transfer tax.

(k)
any other document, condition, amount or matter herein called for to be produced, delivered, released, paid or fulfilled at the Closing as a condition precedent shall be so produced, delivered, released, paid and fulfilled.

All steps taken in connection with the Closing shall be considered to have occurred simultaneously as a part of a single transaction and no delivery will be considered to have been made until each such step has been completed.

8.	SELLERS’ WARRANTIES

The Purchaser acknowledges and accepts that the Sellers’ liability in respect of and obligation to disclose information in relation to the NetHawk Group Companies under this Agreement is strictly limited to making available to Purchaser and its professional advisors the Disclosure Material and that the Disclosure Material is materially true and correct and not misleading. The Purchaser further confirms that it has completed the Due Diligence Review to its satisfaction and the Purchaser and the Purchaser’s professional advisors have received all information and documentation relating to the NetHawk Group Companies requested by them in connection with the Due Diligence Review and all questions raised by them have been responded to and/or settled in a manner satisfactory to the Purchaser prior to the date hereof. The Purchaser is relying solely on Disclosure Material, Sellers’ Warranties and its own Due Diligence Review and evaluation of the Disclosure Material in its evaluation of the NetHawk Group Companies.

The Purchaser further acknowledges and accepts that it does not rely on and has not been induced to enter into this Agreement or proceed to the Closing on the basis of any express or implied warranties or other statements whatsoever, other than those expressly set out in Schedule 8A and that the Sellers shall otherwise have no liability towards the Purchaser based on any other warranty or information, express or implied, or any other agreement or statute or on any other ground than the obligations agreed in this Agreement. The Purchaser further acknowledges that it is a professional purchaser and experienced with the types of transactions contemplated by this Agreement and that it is familiar with the risks inherent in such transactions. The Purchaser further acknowledges that it has used professional advisors to advise it, for example, with the legal, financial and tax considerations relating to the transactions contemplated by this Agreement and given particularly that the Agreement is subject to the laws of Finland.

Having regard to the above, the Sellers give Sellers’ Warranties set out in Schedule 8 and represent and warrant to the Purchaser that the Sellers’ Warranties are true and correct on the Closing Date NOTE 2

NOTE 2

9.	PURCHASER’S WARRANTIES

The Purchaser represents and warrants to the Sellers that the Purchaser’s Warranties set out in Schedule 9 are true and correct on the Closing Date NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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10.	LIABILITY AND LIMITATION OF SELLERS’ LIABILITY

10.1	Liability of the Sellers

NOTE 2

10.2	Limitation of Sellers’ Liability

The Sellers’ liability to compensate a Loss actually incurred by the Purchaser and/or a NetHawk Group Company as a result of the breach of this Agreement is limited as follows:

NOTE 2

11.	THIRD PARTY CLAIMS

If the Purchaser or any of the NetHawk Group Companies becomes aware of any Third Party Claim that could lead to a breach of the Sellers’ Warranties, the Purchaser shall, in order to maintain the right to bring a Claim against the Sellers:

NOTE 2

12.	LIABILITY OF PURCHASER

NOTE 2

13.	SPECIFIC COVENANTS

13.1	Restrictive covenants of certain Sellers

Each Seller listed in Schedule 13.1 A hereby undertake on behalf of itself and its Affiliates NOTE 2 not to, without the written consent of the Purchaser, directly or indirectly engage in, assist or have any active interest in, own any assets or shares in or act as an agent or as an advisor, consultant, director or employee to any person, corporation or business entity, which is or is about to become engaged in any business competing with the business of the NetHawk Group Companies as conducted on the Closing Date. Notwithstanding the aforesaid, none of the activities listed in Schedule 13.1 B shall constitute competing activity prohibited by this provision. Further, this provision shall not prohibit the respective Sellers from merely making an investment and having an ownership interest in any competing business entity provided that such a business entity is a publicly listed company and that the aggregate ownership interest of any of the respective Sellers in such a business entity does not exceed 5%.

Each Seller listed in Schedule 13.1 A furthermore undertakes on behalf of itself and its Affiliates NOTE 2, not to solicit for employment or endeavour to entice away from the NetHawk Group Companies any of the employees in any of the NetHawk Group Companies from time to time.

NOTES 1, 2 AND 3

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.

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13.2	Obligation to change the Board and certain undertakings

The Purchaser shall promptly after the Closing convene an Annual General Meeting of the shareholders of the Company, in which, inter alia, new members to the board of directors of the Company shall be elected to the extent required by applicable laws or articles of association, by delivering a meeting notice, in form of Schedule 13.2. The Purchaser undertakes to hold, as soon as practicable, the general meeting of the shareholders of the Company and grant in such meeting discharge to and release of liability for the financial year 2009 and 2010 to the members of the current boards of directors of the Company and the NetHawk Group Companies for their administration until the Closing Date provided that the auditors of the Company or the NetHawk Group Companies do not recommend against such discharge and release in their reports.

As soon as practically possible after the Closing, the Sellers being also members of the Board shall use their best efforts to cause the Company to instruct its wholly-owned subsidiaries to elect, and vote for the election of, new members of their board of directors as nominated by the Purchaser.

NOTE 2

13.3	Undertaking to the management

NOTE 2

14.	CONFIDENTIALITY AND ANNOUNCEMENTS

The Sellers undertake not to disclose or use for any other purpose than the purposes of this Agreement any Confidential Information regarding the Purchaser or any of its Affiliates or the NetHawk Group Companies and the Purchaser undertakes on behalf of itself and of its Affiliates not to disclose or use for any other purpose than the purposes of this Agreement any Confidential Information regarding the Sellers or any of their Affiliates. Notwithstanding the foregoing, the Parties are not restricted from disclosing Confidential Information to the extent required by law, applicable stock exchange rules, any other applicable regulations, or any competent court or authority.

All press releases and other public relations activities of the Parties with regard to this Agreement shall be mutually approved by the Purchaser and the Sellers’ Representative in advance unless such disclosure is required by law, applicable stock exchange rules, any other applicable regulations, or any competent court or authority.

15.	MISCELLANEOUS

15.1	Notices

All notices, demands or other communication, which all shall be in the English language, to or upon the respective Parties hereto, shall be deemed to have been duly given or made when delivered by mail, telefax or email to the Party in question as follows:

NOTES 1, 2 AND 3

or at such other address or person as the Sellers’ Representative or the Purchaser may specify in writing to each other. For the avoidance of doubt the Parties agree that all claims and notices based on this Agreement (including claims and notices regarding the Arbitration proceeding pursuant to Section 15.11, and the Escrow Agreement) by the Purchaser to and against the Sellers are made properly against all Sellers provided that the Purchaser delivers the written notice or claim to the Sellers’ Representative and Bird & Bird Attorneys Ltd.

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.

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15.2	Sellers’ Representative

The Sellers confirm that they have bindingly and irrevocably (subject to interpretation of Finnish law) authorised the Sellers’ Representative or a substitute duly authorized by the Sellers’ Representative to act in their place and on their behalf in connection with all communications, negotiations, demands, claims, legal and arbitration proceedings and other issues under this Agreement and that the Sellers’ Representative shall act as a process agent in a possible legal or arbitration proceeding. The Sellers’ Representative (or his/her deputy, or any of the Sellers or Bird & Bird Attorneys Ltd, as the case may be) shall notify, as set out in this Agreement, the Purchaser without undue delay in case the deputy to the Sellers’ Representative shall start to act in place of the Sellers Representative, always with similar authorities and powers as are granted to the Sellers’ Representative. The Sellers further confirm to bindingly and irrevocably (subject to interpretation of Finnish law) authorise new Sellers’ Representative without undue delay, however no later than within twenty (20) Business Days, after the Sellers’ were notified by the Sellers’ Representative (or his/her deputy or, if both of them are unable to or do not for any other reason deliver the notification, Bird &  Bird Attorneys Ltd, or the Purchaser in which case notification to any of the Sellers and Bird &  Bird Attorneys Ltd jointly will suffice)  that  the Sellers’ Representative set forth in Section 15.1 has became unable to carry out the duties assigned to him/her and that the deputy to the Sellers’ Representative set forth in Section 15.1 is also unable to act as the Sellers’ Representative. For the avoidance of doubt, in case the nomination of a new Sellers’ Representative has not occurred in the set time, this constitutes a breach under this Agreement.

NOTE 2

15.3	General Undertaking

The Parties undertake to sign and execute all necessary documents and to supply all necessary information, and to take all other actions necessary and reasonably requested by the other Party to effectively carry out the terms of this Agreement, and to enable the Parties to perform their obligations hereunder.

15.4	Schedules Incorporated

Each Schedule to which reference is made herein and which is attached hereto shall be deemed to be incorporated in this Agreement by such reference.

15.5	Headings

The headings of this Agreement are for convenience of reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

15.6	Assignment

This Agreement and the rights and obligations specified herein shall be binding upon and inure to the benefit of the Parties hereto and shall not be assignable by either Party hereto.

15.7	Integration

The Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements relating to the subject matter hereof.

15.8	No Waiver

Failure by any Party at any time or times to require performance of any provisions of this Agreement shall in no manner affect its right to enforce the same, and the waiver by any Party of any breach of any provisions of this Agreement shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.

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15.9	Transfer Tax

The Purchaser shall be responsible for the payment of the transfer tax levied on the purchase of the Shares and the Options and the Purchaser undertakes to pay the applicable transfer taxes levied duly on the Closing Date and to the extent required, within five (5) Business Days after the payment of 2011 and/or 2012 Contingent Purchase Price (if any), unless the tax authorities require earlier payment of the full transfer tax.

15.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Finland, excluding its choice of law rules.

15.11	Arbitration

Any dispute, controversy or claim arising out or relating to this Agreement or the breach, termination or invalidity thereof shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The arbitration shall be held in Helsinki and the arbitration proceedings shall be conducted in the English language, provided however that evidence may be submitted and witnesses may be heard also in Finnish, if the arbitral tribunal deems it appropriate.

15.12	Amendments

Any amendments to this Agreement shall be in writing and shall have no effect before signed by the duly authorized representatives of all Parties.

15.13	Provisions Severable

If any part of this Agreement is held to be invalid or unenforceable such determination shall not invalidate any other provision of this Agreement; however, the Parties hereto shall attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable. The failure of the Parties to reach an agreement on a replacement provision shall not affect the validity of the remaining part of this Agreement.

15.14	Counterparts of the Agreement

This Agreement has been executed in two (2) identical counterparts, one (1) for the Purchaser and one (1) for the Sellers jointly. The Sellers’ counterpart shall be held in custody at Bird & Bird Attorneys Ltd. and each Seller shall be provided with a PDF-copy of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

NOTES 1, 2 AND 3

NOTE 1: Contains seller’s confidential information.
NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 3: Contains third party confidential information.

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EXECUTION COPY	Legally Privileged & Confidential

UNDERTAKING

EXFO Inc., (the ”Guarantor”) hereby irrevocably guarantees to the Sellers as for its own debt (Fi. omavelkainen takaus) the prompt performance of the Purchaser of all liabilities and obligations under the Share Purchase Agreement set out above (the “SPA”).

The Guarantor further warrants that it shall provide, and procure that its Affiliates shall provide, all necessary assistance required by the Purchaser and, after the Closing Date, the NetHawk Group Companies to fulfil their respective obligations under the SPA and undertakes to procure that it, its Affiliates, the Purchaser and after the Closing Date, the NetHawk Group Companies take all necessary actions to fulfil their respective obligations under the SPA.

The Guarantor hereby agrees to be bound by Sections 15.10 (Governing Law), 15.11 (Arbitration) and 14 (Confidentiality and Announcements) of the SPA which all shall apply to this guarantee.

All notices, demands or other communication, which all shall be in the English language, to the Guarantor hereto shall be deemed to have been duly given or made when delivered by mail or telefax as follows:

EXFO Inc. Attn: Legal Department

NOTE 4

12 March 2010

EXFO Inc.

NOTE 2

NOTE 2: Contains confidential information that would be prejudicial to the interests of EXFO.
NOTE 4: Contains confidential employee related information.

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SCHEDULE 13.2 TO THE SPA	CONFIDENTIAL DRAFT

Schedule 13.2

Form of invitation to the annual shareholders' meeting of the Company

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SCHEDULE 13.2 TO THE SPA	CONFIDENTIAL DRAFT

NETHAWK OYJ

INVITATION TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of NetHawk Oyj (the “Company”) are hereby invited to the Annual General Meeting of Shareholders to be held on 7 April 2010 starting at 4.00 p.m. at the address Elektroniikkatie 2, Oulu, Finland.

A.	Matters on the agenda of the Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders, the following matters will be considered:

1.
The matters to be resolved upon at the Annual General Meeting of Shareholders according to chapter 5, section 3 of the Companies Act and to be considered at the Annual General Meeting of Shareholders under section 10 of the Articles of Association.

2.	Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board of Directors of the Company proposes to the Annual General Meeting of Shareholders that no dividend shall be paid.

3.	Resolution on the number of members of the Board of Directors

The Shareholders representing in total over 90 % of the Company’s shares and votes and the Nomination Committee have announced that they will propose to the Annual General Meeting of 7 April 2010 that the number of Board members should be confirmed as being three (3) ordinary members and one (1) deputy member.

4.	Election of members and deputy members of the Board of Directors

The Shareholders representing in total over 90 % of the Company’s shares and votes and the Nomination Committee have announced that they propose that the following persons shall be elected to the Board of Directors for the next term: Germain Lamonde, Hannu Huttunen and Katri Tahkola, and Pierre Plamondon to be elected as the deputy member of the Board of Directors. They further propose that Germain Lamonde shall be elected as the chairman of the Board of Directors.

5.	Election of the Auditor

The Shareholders representing in total over 90 % of the Company’s shares and votes and the Nomination Committee have announced that they will propose to the Annual General Meeting of 7 April 2010 that PricewaterhouseCoopers Oy, with Leena Puumala as the responsible auditor, shall be elected as the Company’s Auditor.

6.	Resolution on the amendment of the Articles of Association

The Board of Directors proposes that the Annual General Meeting resolve to amend the Articles of Association of the Company so that the General Meetings may be held also in Helsinki.

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SCHEDULE 13.2 TO THE SPA	CONFIDENTIAL DRAFT

7.	Registration of resolutions

The Annual General Meeting authorises the Board of Directors to take all necessary measures to register the resolutions made in the Annual General Meeting, including making any possibly required technical specifications of minor importance to the resolutions.

B.	Display of documents

The copies of the financial statements and the proposals of the Board of Directors with appendices are available at the Company’s headquarters at the address Elektroniikkatie 2, Oulu, Finland as of 17 March 2010. Copies of the above-mentioned documents will be delivered by mail to the shareholders upon request.

C.	Right to attend and notification of attendance

Shareholders, who have been registered no later than on 26 March 2010 in the Company’s shareholders’ register maintained by the Euroclear Finland Oy or who is otherwise entitled to participate in the Annual General Meeting in compliance with the Finnish Companies Act Chapter 5, Section 6, have the right to attend the Annual General Meeting.

The Shareholders wishing to attend the Annual General Meeting are required to inform the Company’s headquarters thereof no later than 29 March 2010 at 3.00 p.m. in writing either to the address NetHawk Oyj, Annual General Meeting, Elektroniikkatie 2, 90570 Oulu, Finland, by fax +358 8 5645203, by phone +358 40 3010 300 or by email anne.maatta@nethawk.fi. The notice to attend must reach the Company before the notification period expires. The shareholders are kindly requested to submit their possible letters of authorisation in writing to the address above not later than 29 March 2010 at 3.00 p.m.

Oulu, Finland, March 15, 2010

BOARD OF DIRECTORS